Exhibit 99.1
GFL ENVIRONMENTAL INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To the holders of Subordinate Voting Shares, Multiple Voting Shares and Series A Convertible Preferred Shares:
NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of subordinate voting shares, multiple voting shares and Series A convertible preferred shares (collectively, the “shares”) of GFL Environmental Inc. (“GFL”) will be held on May 19, 2021 at 10:00 a.m. (Toronto time) via live audio webcast at https://web.lumiagm.com/491100091 (case sensitive password: gfl2021) for the following purposes:
1.
To receive GFL’s annual audited financial statements for the financial year ended December 31, 2020, including the external auditors’ report thereon;

2.
To elect the directors of GFL who will serve until the end of the next annual general meeting of shareholders or until their successors are elected or appointed;

3.
To appoint the external auditors of GFL, who will serve until the end of the next annual general meeting of shareholders and authorize the board of directors of GFL to fix their remuneration;

4.
To consider an advisory non-binding resolution on GFL’s approach to executive compensation disclosed in the Circular (as defined below); and

5.
To consider such other business that may properly come before the Meeting or any adjournment thereof.

Our management information circular (the “Circular”) dated April 8, 2021 provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Circular before voting.
In this Notice, “we”, “us”, “our”, “GFL” and the “Company” refer to GFL Environmental Inc. and all entities controlled by it unless the context otherwise requires. “You” and “your” refer to GFL’s shareholders.
Virtual only format
This year, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Subject to the requirements described herein, all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. However, shareholders will not be able to attend the Meeting in person.
Registered shareholders and duly appointed proxyholders will be able to attend and vote at the Meeting online. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.
Meeting attendees can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of GFL or the Meeting may be submitted in the field provided by the virtual Meeting platform. An audio recording
GFL ENVIRONMENTAL INC.   |   2021 INFORMATION CIRCULAR      iii

of the Meeting, including the question and answer segment, will be available on our website at http://investors.gflenv.com after the Meeting.
You have the right to vote
You are entitled to receive notice of and vote at the Meeting or any adjournment or postponement of the Meeting if you are a holder of GFL’s shares on the record date, which the board of directors of the Company has fixed as April 5, 2021. No shareholders becoming shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.
Your vote is important
As a GFL shareholder, it is important that you read this notice and the accompanying materials carefully. This notice is accompanied by a copy of our Circular and a form of proxy or voting instruction form, as applicable, for the shares, the audited annual financial statements of the Company for the fiscal year ended December 31, 2020 and the management’s discussion and analysis thereon (collectively, the “Meeting Materials”). These Meeting Materials, as well as the Company’s Annual Report (the “Annual Report”) on Form 20-F for the year ended December 31, 2020 dated February 25, 2021 (which, for purposes of applicable Canadian securities laws, constitutes the Company’s annual information form), can also be viewed under the Company’s profile on SEDAR at http://sedar.com, on EDGAR at http://sec.gov and on the Company’s website at http://investors.gflenv.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Notice and is not incorporated by reference herein.
You have one vote for each subordinate voting share and 10 votes for each multiple voting share you held on April 5, 2021. You have one vote for each Series A convertible preferred share (the “Convertible Preferred Shares”) you held on April 5, 2021, provided that you are deemed to have held such number of Convertible Preferred Shares that is equal to the number of subordinate voting shares into which your Convertible Preferred Shares were convertible pursuant to the terms of the Convertible Preferred Shares as of such date.
If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online. If you are unable to attend the Meeting, you are requested to vote your shares using the form of proxy or voting instruction form, as applicable, in the accompanying Meeting Materials.
Registered shareholders should complete and sign the form of proxy and return it in the envelope provided. Alternative methods of voting by proxy are outlined in the Circular. If you are a non-registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for shares held through intermediaries.
Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Investor Services Inc. (“Computershare”), after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required for them to participate or vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest. To register a proxyholder, shareholders MUST visit http://computershare.com/GFL and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. Non-registered shareholders located in the United States must also provide Computershare
iv      GFL ENVIRONMENTAL INC.   |   2021 INFORMATION CIRCULAR

with a duly completed legal proxy by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, if they wish to vote at the Meeting or appoint a third-party as their proxyholder.
To be valid, proxies must be received by our transfer agent, Computershare, by no later than 10:00 a.m. (Toronto time) on May 17, 2021, or, if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.
Shareholders can contact our transfer agent, Computershare, toll free at 1-800-564-6253 or by email at Service@Computershare.com, for more information regarding how to vote their shares.
By order of the Board of Directors,
(signed) Patrick Dovigi

Patrick Dovigi
President, Chief Executive Officer and
Chair of the Board of Directors
Vaughan, Ontario
April 8, 2021
GFL ENVIRONMENTAL INC.   |   2021 INFORMATION CIRCULAR      v